Exhibit 99.2

Seanergy Announces Additional Share Buybacks and
Open-Market Stock Purchase Plan by the CEO

June 28, 2022 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) (NASDAQ: SHIP) announced today that the Board of Directors has authorized an additional share repurchase plan (the “Plan”), under which the Company may repurchase up to $5 million of its outstanding common shares, convertible notes or warrants.

Moreover, the Company’s CEO, Mr. Stamatis Tsantanis, intends to purchase an additional aggregate of up to 500,000 common shares of the Company in the open market.

Within the last 7 months, the Company has already completed two repurchase plans totalling $26.7 million that were utilised for buybacks of its common shares, convertible notes and warrants.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“Our management and board of directors believe that our current share price is significantly undervalued. Considering this, we feel that authorizing a share buyback is now a well-timed capital allocation decision.

“In addition, I intend to buy an additional 500,000 of Seanergy’s common shares in the open market on top of my previous open-market purchases, which reflects my strong confidence in the Company, its fundamentals and the Capesize market.

“Over the last 18 months, we have concluded a series of significant transactions, resulting in a great fleet of high-quality Capesize vessels and a solid balance sheet position. The Company is optimally positioned to capitalise on the strong outlook of our sector.”

The Plan

The Company may repurchase common shares in open-market transactions pursuant to Rule 10b-18 of the Securities Exchange Act of 1934, as amended, or pursuant to a trading plan adopted in accordance with Rule 10b5‐1 of the Securities Exchange Act of 1934.

Any repurchases pursuant to the Plan will be made at management’s discretion at prices considered to be attractive and in the best interests of both the Company and its shareholders, subject to the availability of stock, general market conditions, the trading price of the stock, alternative uses for capital, applicable securities laws and the Company’s financial performance. The Plan may be suspended, terminated, or modified at any time for any reason, including market conditions, the cost of repurchasing shares, the availability of alternative investment opportunities, liquidity, and other factors deemed appropriate. These factors may also affect the timing and amount of share repurchases. The Plan does not obligate the Company to purchase any of its shares, and the Company may repurchase other outstanding securities of the Company, including its outstanding convertible notes or warrants, under the Plan. The Board of Directors’ authorization of the Plan is effective immediately and expires on December 31, 2023.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. Upon completion of the previously-announced spin-off and vessel acquisition, the Company's operating fleet will consist of 17 Capesize vessels with an average age of approximately 12 years and aggregate cargo carrying capacity of approximately 3,020,012 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including statements regarding the anticipated spin-off of United. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the impact of regulatory requirements or other factors on the Company’s ability to consummate the proposed spin-off; the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com